UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LecTec Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

523251 10 6

(CUSIP Number)

Sheldon T. Fleck

5850 Opus Parkway, Suite 150

Minnetonka, MN  55343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 523251 10 6

(1)	Names of Reporting Person: Sheldon T. Fleck I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

(3)	SEC Use Only:

(4)	Citizenship: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power: 401,030

(6) Shared Voting Power: 11,000

(7) Sole Dispositive Power: 401,030

(8) Shared Dispositive Power: 11,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 412,030 (1)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)	Percent of Class Represented by Amount in Row (9): 9.6%

(14)	Type of Reporting Person: IN

(1) includes shares held by spouse

CUSIP No. 523251 10 6

Item 1(a).	Name of Issuer: LecTec Corporation
Item 1(b).

Address of Issuer’s Principal Executive Offices:
This statement relates to the shares of Common Stock, $0.01 par value per share (the “Shares”) of LecTec Corporation, a Minnesota corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1407 South Kings Highway, Texarkana, TX  75501.

Item 2(a).	Name of Person Filing: Sheldon T. Fleck
Item 2(b).	Address of Principal Business Office or, if none, Residence: Reporting person’s principal address is 5850 Opus Parkway, Suite 150, Minnetonka, MN 55343.
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number: 523251 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 523251 10 6

Item 4.	Ownership
(a) Amount beneficially owned: 412,030 (includes shares held by spouse)
(b) Percent of class: 9.6%.
(c) Number of shares to which the person has:
(i) Sole Voting Power: 401,030
(ii) Shared Voting Power: 11,000
(iii) Sole Dispositive Power: 401,030
(iv) Shared Dispositive Power: 11,000

Item 5.	Ownership of Five Percent or Less of a Class.
NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.
NOT APPLICABLE

CUSIP No. 523251 10 6

Item 10.	Certification.
NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 2011

Signature:	/s/ Sheldon T. Fleck
Sheldon T. Fleck